Alice hsu +1 212.872.1053/fax: +1 212.872.1002 ahsu@akingump.com

December 16, 2019

Via EDGAR

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Verso Corporation

Amendment No. 1 to preliminary proxy statement filing made on Schedule 14A

Filed as PRER14A on December 9, 2019 by Verso Corporation

File No. 001-34056

Dear Mr. Panos:

On behalf of Verso Corporation (the “Company”), we hereby submit the letter in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 10, 2019, with respect to the Company’s Amendment No. 1 to the preliminary proxy statement on Schedule 14A, File No. 001-34056, filed as PRER14A with the Commission on December 9, 2019.

The Company is concurrently filing with this letter Amendment No. 2 to the preliminary proxy statement on Schedule 14A via EDGAR. These amendments reflect responses to your comments, as indicated below.

For your convenience, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 2 to the preliminary proxy statement on Schedule 14A. All references to captions and page numbers in these responses are to the page numbers of the marked version of Amendment No. 2 to the preliminary proxy statement on Schedule 14A.

U.S. Securities and Exchange Commission
December 16, 2019

Amendment No. 1 to Schedule 14A

When will I be asked to vote on the proposed sale of two mills announced by Verso…, page 7

1.	The disclosure represents that the proposed sale price of the two mills is “$400 million, subject to post-closing adjustments.” At present, the disclosure implies that Verso will be receiving $400 million in exchange for the mills and that the final amount of proceeds might increase or decrease by an amount that is immaterial. Please advise us, with a view toward revised disclosure, of the nature and amount of known, quantifiable post-closing adjustments.

Response: In response to the Staff’s comments, the Company has revised Amendment No. 2 to the preliminary proxy statement at page 7 to clarify the proceeds received by the Company in connection with the proposed sale of two mills.

Background of the Solicitation | Chronology, page 11

2.	The disclosure indicates that on April 4, 2018, Twin Rivers announced the acquisition of a paper mill located in Pine Bluff, Arkansas. Please revise to clarify that the announcement related only to the execution of a definitive agreement to acquire the mill as distinguished from the completion of an acquisition.

Response: In response to the Staff’s comments, the Company has revised Amendment No. 2 to the preliminary proxy statement at page 12 to clarify that the announcement related only the execution of a definitive agreement to acquire the mill as distinguished from the completion of an acquisition.

3.	Please qualify the statement regarding “the lack of Twin Rivers audited financials was previously undisclosed to Verso” to indicate, if true, that Verso was aware of the existence of Canadian GAAP audited financial statements for Twin Rivers.

Response: In response to the Staff’s comments, the Company has revised Amendment No. 2 to the preliminary proxy statement at page 12 to clarify that the Company was aware of the existence of Canadian GAAP audited financial statements for Twin Rivers.

Eugene I. Davis, Page 33

4.	Item 401 of Regulation S-K requires Verso to indicate any other directorships held, including during the past five years, by any proposed nominee. The disclosure, however, indicates that as of the date of the annual meeting, Mr. Davis “anticipates" he will be serving as a director on only four public companies. Given that Item 401 does not permit estimates, please disclose the exact number. Please also reconcile the description of Mr. Davis' directorships that Verso provided with the description of his background included in the prospectus filed pursuant to Rule 424(b)(3) by Mosaic Acquisition Corp. on December 3, 2019.

U.S. Securities and Exchange Commission
December 16, 2019

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that, since the filing of the Company’s Amendment No. 1 to the preliminary proxy statement on Schedule 14A and since the delivery of your letter, the Company announced that Mr. Davis will not stand for re-election at the 2019 Annual Meeting of Stockholders. Pursuant to Instruction 3 to Item 401(a) of Regulation S-K and the Staff’s Regulation S-K Compliance & Disclosure Interpretation Question 116.07, the Company has excluded Mr. Davis’s biography, including the description of Mr. Davis’s directorships, from Amendment No. 2 to the preliminary proxy statement.

General

5.	Disclosure throughout the proxy statement states that Lapetus has notified Verso that “it intends to nominate” director candidates or otherwise implies that the nomination has not yet occurred by expressing that Verso is only aware of an “intent” currently held by Lapetus. Notwithstanding the fluidity of the process, please revise to remove the implication that Lapetus has yet to nominate candidates to serve on Verso’s Board of Directors, or advise.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 2 to the preliminary proxy statement on the Notice of 2019 Annual Meeting of Stockholders and at pages 3, 8, 16 and 21 to clarify that Lapetus has nominated candidates to serve on the Company’s Board of Directors.

6.	Disclosure throughout the proxy statement also indicates that the Lapetus candidates for director would be nominated “in opposition to the nominees” recommended by Verso’s Board of Directors. Use of this formulation implies that Lapetus is soliciting against all of Verso’s director nominees. Now that more information has become publicly available regarding the degree to which Lapetus may oppose certain of Verso’s candidates, please revise to remove the impression that the three candidates presented in the proxy statement filed by Lapetus have been introduced as an alternative to the entire slate of Verso nominees.

Response: In response to the Staff’s comment, the Company has revised Amendment No. 2 to the preliminary proxy statement on the Notice of 2019 Annual Meeting of Stockholders and at pages 3 and 8 to remove the impression that the three candidates presented in the proxy statement filed by Lapetus have been introduced as an alternative to the entire slate of the Company’s nominees.

U.S. Securities and Exchange Commission
December 16, 2019

We have endeavored to provide you with everything requested. Should you find that we have omitted information or should you have additional questions or comments, please do not hesitate to contact me at (212) 872-1053.

Sincerely,

/s/ Alice Hsu

Alice Hsu

cc:	Adam St. John, Verso Corporation

St. John Daugherty, Verso Corporation

Kerry E. Berchem, Akin Gump Strauss Hauer & Feld LLP